

September 8, 2011

Via E-mail
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

> **RE:** **Furmanite Corporation**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Fiscal Quarter ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 1-5083**

Dear Mr. Muff:

We have reviewed your response letter dated September 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8</u>

<u>General</u>

2. We note your response to prior comment 3. Costs related to projects not qualifying for revenue recognition are recorded as inventory. Please tell us the nature of these costs and help us understand why they would be capitalized and recorded as inventory rather than expensed.

<u>Revenue Recognition, page F-11</u>

3. We note your response to prior comment 4. You routinely sell products in conjunction with, or as a byproduct of, providing services to your customers. Although separate units of accounting may exist in these types of arrangements in accordance with ASC 605-25-25-5, product and service revenues are generally earned simultaneously when the service work is completed and you rarely enter into multiple element arrangements where the earnings process is completed at different dates. Please further explain how you determined that your revenue recognition policy complies with ASC 605-25 by specifically addressing the following in regards to these arrangements:
    - Please tell us the typical length of time of these arrangements;
    - Please tell us how you determined separate units of accounting exist based on the guidance of ASC 605-25-25-5; and
    - Please tell us how you considered ASC 605-25-30-2 through 5 in allocating revenue to each unit and correspondingly how you determined the appropriate time to record revenue related to each unit. Your response indicates that you record revenue at the end of the arrangement when the service work is completed. Please confirm.
    In addition, as previously requested, please provide the disclosures required by ASC 605-25-50.

<u>Note 2. Earnings (Loss) Per Share, page F-14</u>

4. We note your response to prior comment 5. Please clarify in your disclosures that the restricted shares participate equally with common stock in dividends and undistributed earnings, if true.

<u>Note 13. Business Segment Data and Geographical Information, page F-30</u>

5. We note your response 11. Given that you report and discuss the Americas, EMEA, which represents Europe, the Middle East, and Africa, and Asia-Pacific throughout your filings, it is unclear how you determined that each of these regions would not be considered operating

segments pursuant to ASC 280-10-50-1. Specifically, the presumption would be that the chief operating decision maker would use all financial information available to him, including the operating results of each of these regions, to make decisions about allocating resources and assessing performance. Correspondingly we continue to have difficulty understanding how you determined that you only have one reporting unit for purposes of testing goodwill for impairment pursuant to ASC 350-20-35.   Please advise. Please also provide us with all of the financial information provided to your CODM for each of the last three years. Please tell us whether discrete financial information is prepared at a lower level than your current reportable segment and explain to us who utilizes this information and for what purpose. Please also provide us with the financial information you provide to your Board of Directors.

Form 10-Q for Fiscal Quarter ended June 30, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

        If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                                    Sincerely,

                                                    /s/ Rufus Decker

                                                    Rufus Decker
                                                    Accounting Branch Chief